Filed pursuant to Rule 433
Dated January 31, 2017

Relating to Preliminary

Pricing Supplement No. 1,296
dated January 31, 2017 to
Registration Statement No. 333-200365

Global Medium-Term Notes, Series I

CAD1,000,000,000 , 3.000% Fixed Rate Senior Notes Due 2024

Issuer:	Morgan Stanley
Principal Amount:	CAD1,000,000,000
Maturity Date:	February 7, 2024
Trade Date:	January 31, 2017
Original Issue Date (Settlement):	February 7, 2017 (5 New York business days after the Trade Date)
Interest Accrual Date:	February 7, 2017
Issue Price (Price to Public):	99.981%
Agents’ Commission:	0.40%
All-in Price:	99.581%
Net Proceeds to Issuer:	CAD995,810,000
Interest Rate:	3.000% per annum
Interest Payment Period:	Semi-annual in equal installments
Interest Payment Dates:	Each February 7 and August 7, commencing August 7, 2017
Day Count Convention:	Actual/365 (Fixed) when calculating interest accruals during any partial interest period and 30/360 when calculating amounts due on any Interest Payment Date (also known as the Actual/Actual Canadian Compound Method)
Specified Currency:	Canadian dollar (“CAD”)
Minimum Denomination:	CAD100,000 and integral multiples of CAD1,000
Business Day:	Toronto and New York
CUSIP:	6174468D4
ISIN:	CA6174468D43
Listing:	None
Sub-Paying Agent:	BNY Trust Company of Canada
Clearance and Settlement:	CDS Clearing and Depository Services Inc.
Issuer Ratings:	A3 (Moody’s) / BBB+ (Standard & Poor’s) / A (Fitch) / A- (R&I) / A (high) (DBRS) (Stable / Stable / Stable / Stable / Stable)
Agents:	Morgan Stanley & Co. LLC (“MS & Co.”), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. and such other agents as shall be named in the Pricing Supplement for the notes.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649 .

Preliminary Pricing Supplement dated January 31, 2017

Prospectus Supplement dated January 11, 2017       Prospectus dated February 16, 2016